Computershare
530 – 8th Avenue SW, 6th floor
Calgary AB, T2P 3S8
www.computershare.com

Date:        February 6, 2014

To:           All Canadian Securities Regulatory Authorities
  New York Stock Exchange

Subject:  TALISMAN ENERGY INC.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type:                                                                                     Annual General Meeting
Record Date for Notice of Meeting:                                                  March 10, 2014
Record Date for Voting (if applicable):                                             March 10, 2014
Beneficial Ownership Determination Date:                                      March 10, 2014
Meeting Date:                                                                                       May 7, 2014
Meeting Location (if available):                                                         Calgary, AB
Issuer sending proxy related materials directly to NOBO:             No
Issuer paying for delivery to OBO:                                                   Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders                                                        No
NAA for Registered Holders                                                      No

Voting Security Details:

Description                                           CUSIP Number                                           ISIN
COMMON                                             87425E103                                                    CA87425E1034

Sincerely,

Computershare
Agent for TALISMAN ENERGY INC.